Eagle Bulk Shipping Inc.

November 1, 2022

VIA EDGAR

United States Securities and Exchange Commission
The Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attn:    Yolanda Guobadia
Robert Babula

Re:
Eagle Bulk Shipping Inc.
Form 10-K For Fiscal Year Ended December 31, 2021
Filed March 14, 2022
File No. 001-33831

Dear Ms. Guobadia and Mr. Babula,
Eagle Bulk Shipping Inc. (the “Company”, “we”, “us” or “our”) hereby provides its response to the comment letter of the staff of the Securities and Exchange Commission (the “SEC”) dated October 19, 2022 with respect to our Form 10-K for the fiscal year ended December 31, 2021 (the “2021 Form 10-K”). For ease of reference, we have repeated the Staff’s comments below followed by our responses. Capitalized terms used but not defined herein have the meanings specific in the 2021 Form 10-K.
Form 10-K for Fiscal Year Ended December 31, 2021

Results of Operations for Years Ended December 31, 2021 and 2020, page 78

1.We note your presentation of the non-GAAP measure net charter hire income. If this measure is intended to be presented as a measure of gross profit, tell us how you considered reconciling this non-GAAP measure to the most directly comparable GAAP measure, i.e., gross margin that includes depreciation and amortization. See Item 10(e)(1)(i)(B) of Regulation S-K.

The Company acknowledges the Staff’s comment and notes that the Company has historically intended net charter hire income to be presented as a measure of revenue and has, accordingly, reconciled this measure to revenues, net, which it considers the most directly comparable GAAP measure. However, we acknowledge, based upon the Staff’s comment, that net charter hire income could be viewed by some investors as a profitability-based measure rather than a measure of revenue, as we intend. In light of the foregoing, the Company undertakes in future filings to remove the term “net charter hire income” and, instead, provide a tabular presentation of time charter equivalent (“TCE”) along with a reconciliation to revenues, net, the most directly comparable GAAP measure. Additional context as to the Company’s considerations in making this determination are set forth below.

300 First Stamford Place, 5th Floor, Stamford, Connecticut 06902, tel. (203) 276-8100/eagleships.com

United States Securities and Exchange Commission
November 1, 2022

The Company earns revenues through contracts with customers under agreements that are generally described as time charters and voyage charters. In a time charter contract, consideration is received for the use of a vessel for an agreed period of time, at an agreed hire rate per day. In a voyage charter contract, consideration is received for the use of a vessel between designated ports for the duration of the voyage only, at an agreed upon rate per volume of cargo carried. In a time charter contract, the customer (also known as the charterer) is responsible to pay for fuel consumed and port expenses incurred during the agreed period of time. In a voyage charter contract, the Company is responsible for maintaining the voyage, including vessel scheduling and routing, as well as any related voyage expenses, such as fuel, port and other expenses. Because of the different nature of these two types of arrangements, the amount of revenues earned by the Company can differ significantly between them. For example, a time charter contract for 30 days and a voyage charter contract between two ports that is estimated to have a duration of 30 days may have two different market prices and may result in two different amounts of revenue that would be recognized by the Company.

Therefore, the Company has historically presented net charter hire income as a measure that is intended to enable the comparison of the Company’s revenues earned from time charters and voyage charters across reporting periods, as the mix of these two charter types between reporting periods impacts the amount of revenues presented in revenues, net on the Consolidated Statements of Operations.

In addition to net charter hire income, TCE is a non-GAAP financial measure that is commonly used in the shipping industry primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts. The Company defines TCE as revenues, net less voyage expenses and charter hire expenses, adjusted for realized gains/(losses) on forward freight agreements (“FFAs”) and bunker swaps divided by the number of owned available days. Owned available days is the number of our ownership days less the aggregate number of days that our vessels are off-hire due to vessel familiarization upon acquisition, repairs, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues. TCE provides additional meaningful information in conjunction with revenues, net, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their financial performance. The Company currently presents TCE in our quarterly earnings release materials.

Although the Company has historically presented net charter hire income as a measure to enable the comparison of the Company’s revenues earned from time charters and voyage charters across reporting periods, we acknowledge, based upon the Staff’s comment, that net charter hire income could be viewed by some investors as a profitability-based measure. At the same time, we believe TCE provides important supplemental information to investors that can be used to evaluate the Company’s revenues. In light of the foregoing, the Company undertakes in future filings to (i) remove the term “net charter hire income” and (ii) provide a tabular presentation of TCE along with a reconciliation to revenues, net, the most directly comparable GAAP measure. To illustrate the Company’s intention with respect to such disclosure in future filings, we have provided below the relevant portions of the 2021 Form 10-K, revised to include such discussion (with underlined and strikethrough text indicating additions and deletions, respectively).

United States Securities and Exchange Commission
November 1, 2022

~~Time Charter and Voyage Revenue~~ TCE (Non-GAAP Measure)

Shipping revenues are highly sensitive to patterns of supply and demand for vessels of the size and design configurations owned and operated by a company and the trades in which those vessels operate. In the drybulk sector of the shipping industry, rates for the transportation of drybulk cargoes such as ores, grains, steel, fertilizers, and similar commodities, are determined by market forces such as the supply and demand for such commodities, the distance that cargoes must be transported, and the number of vessels available or expected to be available at the time such cargoes need to be transported. The demand for shipments is significantly affected by the state of the global economy and in discrete geographical areas. The number of vessels is affected by newbuilding deliveries and by the removal of existing vessels from service, principally due to scrapping.

The mix of charters between voyage charters and time charters also affects revenues. Because the mix between voyage charters and time charters significantly affects shipping revenues and voyage expenses, vessel revenues are benchmarked based on ~~net charter hire income~~ time charter equivalent (“TCE”), which is a non-GAAP measure. ~~Net charter hire income comprises revenue from vessels operating on time charters, and voyage revenue less voyage expenses from vessels operating on voyage charters in the spot market and charter hire expenses. Net charter hire income serves as a measure of analyzing fluctuations between financial periods a method of equating revenue generated from a voyage charter to time charter revenue~~.

TCE is a non-GAAP financial measure that is commonly used in the shipping industry primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts. The Company defines TCE as revenues, net less voyage expenses and charter hire expenses, adjusted for realized gains/(losses) on FFAs and bunker swaps, the subtotal of which is divided by the number of owned available days. Owned available days is the number of our ownership days less the aggregate number of days that our vessels are off-hire due to vessel familiarization upon acquisition, repairs, vessel upgrades or special surveys. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues. TCE provides additional meaningful information in conjunction with revenues, net, the most directly comparable GAAP measure, because it assists Company management in making decisions regarding the deployment and use of its vessels and in evaluating their performance. The Company’s calculation of TCE may not be comparable to that reported by other companies. The Company calculates relative performance by comparing TCE against the Baltic Supramax Index (“BSI”) adjusted for commissions and fleet makeup.

The following table represents the reconciliation of ~~Net charter hire income,~~ TCE, a non-GAAP measure, from revenues, net as recorded in the accompanying Consolidated Statements of Operations for the years ended December 31, 2021 and 2020.

United States Securities and Exchange Commission
November 1, 2022

	For the Years Ended
	December 31,
	2021	2020
Revenues, net	$ 594,537,654	$ 275,133,547
Less:
Voyage expenses	(104,643,078)	(89,548,796)
Charter hire expenses	(37,101,692)	(21,280,224)
~~Net charter hire income~~	~~452,792,886~~	~~164,304,527~~
Reversal of one legacy time charter (a)	(854,156)	448,347
Realized (loss)/gain on FFAs and bunker swaps	(38,176,716)	4,525,897
	$ 384,523,000	$ 296,120,000
Owned available days	17,207	17,433
TCE	$ 24,046	$ 9,710
~~% of net charter hire income from~~
~~Time charters~~	~~61%~~	~~52%~~
~~Voyage charters~~	~~39%~~	~~48%~~
(a)Represents revenues, net of voyage and charter hire expenses associated with a 2014 charter-in vessel that is not representative of the Company’s current performance.

2.We note that you list multiple factors that contribute to changes in your results. For example, you disclose several factors contributing to the increase in voyage expense. Revise your disclosure to quantify each material factor that contributes to a change in your revenues or expenses. Refer to Item 303(b) of Regulation S-K.

The Company acknowledges the Staff’s comment and undertakes in future filings to include additional information to quantify material factors that contribute to a change in our revenues or expenses. To illustrate the Company’s intention with respect to such disclosure, we have provided below the relevant portions of the 2021 Form 10-K, revised to include such additional information (with underlined and strikethrough text indicating additions and deletions, respectively):

Voyage expenses

To the extent that we employ our vessels on voyage charters, we incur expenses that include but are not limited to bunkers, port charges and canal tolls, as these expenses are borne by the vessel owner on voyage charters. Bunkers, port charges, and canal toll expenses primarily increase in periods during which more vessels are employed on voyage charters.

Voyage expenses for the year ended December 31, 2021 were $104.6 million, compared with $89.5 million for the year ended December 31, 2020. Voyage expenses ~~have primarily~~ increased primarily due to an increase in bunker consumption expense of $8.0 million, which was driven by an increase in bunker fuel prices, an increase in broker commission expense of $4.6 million, which was driven by an increase in related revenues, and an increase in port expenses of $2.0 million, which was driven by an increase in the number of voyage days.

United States Securities and Exchange Commission
November 1, 2022

3.Please discuss and analyze material changes to your balance sheet, and discuss material events and uncertainties that may impact your future financial condition. Refer to Item 303(a) of Regulation S-K.

The Company acknowledges the Staff’s comment and advises the Staff that in connection with its preparation of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) in accordance with Item 303(a) and (b) of Regulation S-K, and the Staff’s interpretive guidance regarding the presentation of MD&A, the Company’s management analyzes material changes to its balance sheet and identifies material events and uncertainties that may impact the Company’s future financial condition. In the Company’s 2021 Form 10-K, management included substantive discussions related to material changes to the Company’s balance sheet and material events and uncertainties that may impact the Company’s future financial condition in the following sections and subsections within MD&A: “Critical Accounting Policies and Estimates,” “Financing,” “Selected Financial Data,” “Liquidity and Capital Resources,” “Contractual Obligations,” and “Other Contingencies.”

These sections include material information regarding, among other items, the impact of the Company’s vessels and capital improvements on its vessels, including its ballast water treatment systems, long-term borrowings and their impact on the Company’s balance sheet, including material debt financing transactions, hedging instruments, deferred drydocking costs and future obligations and uncertainties resulting from events and actions taken.

The Company’s management recognizes that a concise summation of this information may be helpful to investors and will, in future filings, provide additional discussion in MD&A to summarize any material changes to the Company’s balance sheet, along with any material events and uncertainties that may impact the Company’s future financial condition, as applicable. To illustrate the Company’s intention with respect to such disclosure, we have provided the following disclosure as an example of the presentation and discussion that we propose to include in future filings, using the information from our 2021 Form 10-K:

	December 31,
Consolidated Balance Sheet Data	2021	2020
Cash and cash equivalents and restricted cash - current	$86,146,552	$88,773,771
Current assets (excluding cash and cash equivalents and restricted cash - current)	$69,886,264	$29,491,009
Total current liabilities (excluding current portion of long-term debt)	$73,800,683	$43,196,626
Current portion of long-term debt	$49,800,000	$39,244,297
Long-term debt	$330,243,604	$412,931,021

Cash and cash equivalents and restricted cash - current was $86.1 million as of December 31, 2021 compared with $88.8 million as of December 31, 2020. The $2.6 million decrease during the year ended December 31, 2021 was primarily driven by proceeds from the Global Ultraco Debt Facility of $300.0 million, net income of $184.9 million and proceeds from the issuance of shares under ATM Offering, net of commissions of $27.1 million, partially offset by repayment of Norwegian Bond Debt of $184.4 million and the term loan under the New Ultraco

United States Securities and Exchange Commission
November 1, 2022

Debt Facility of $182.9 million, the purchases of vessels and vessel improvements of $128.3 million and dividends paid of $25.8 million. Refer to Note 3. Vessels and Vessel Improvements for additional discussion of the significant purchases entered into during the year ended December 31, 2021. Refer to Note 1. General Information, to our consolidated financial statements for additional discussion of the ATM Offering and refer to Note 6. Debt, to our consolidated financial statements for additional discussion of the Global Ultraco Debt Facility, Norwegian Bond Debt and New Ultraco Debt Facility.

Current assets (excluding cash and cash equivalents and restricted cash - current) was $69.9 million as of December 31, 2021 compared with $29.5 million as of December 31, 2020. The $40.4 million increase was primarily driven by a $15.1 million increase in collateral on derivatives attributable to increases in cash collateral posted related to FFAs, a $14.6 million increase in accounts receivable, net attributable to an increase in revenues, net for the year ended December 31, 2021 as compared to the year ended December 31, 2020, and a $6.0 million increase in Inventories attributable to an increase in average bunker prices during the year ended December 31, 2021.

Current liabilities (excluding current portion of long-term debt) was $73.8 million as of December 31, 2021 compared with $43.2 million as of December 31, 2020. The $30.6 million increase was primarily driven by a $10.2 million increase in Accounts payable attributable to increases in operating expenses for the year ended December 31, 2021 as compared to the year ended December 31, 2020 and the timing of payments made for such expenses, a $8.1 million increase in the current portion of operating lease liabilities attributable to a $9.1 million liability recorded for a charter-in vessel for which the Company took delivery of in July, 2021, a $5.7 million increase in Other accrued liabilities attributable to the timing of accruals related to drydocking activities, bunker costs, port expenses and broker commissions and a $4.0 million increase in Unearned charter hire revenue attributable to improvements in charter hire market rates during 2021.

Long-term debt (including current portion of long-term debt) was $380.0 million as of December 31, 2021 as of December 31, 2021 compared with $452.2 million as of December 31, 2020. The $72.1 million decrease was primarily driven by proceeds from the Global Ultraco Debt Facility of $300.0 million, partially offset by repayment of Norwegian Bond Debt of $184.4 million and the term loan under the New Ultraco Debt Facility of $182.9 million.

United States Securities and Exchange Commission
November 1, 2022

Liquidity and Capital Resources, page 86

4.We note your risk factor disclosure on page 46 that beginning January 1, 2020, the company transitioned to consuming IMO compliant fuel on its vessels, fuel prices have increased during 2021 and are expected to continue to rise during 2022, and if the cost differential between the low sulfur fuel and high sulfur fuel stays at a lower than anticipated level, the Company may not realize the economic benefits or recover the cost of the scrubbers installed. Also, you state that the occurrence of any of the foregoing events may have a material adverse effect on your business, results of operations, cash flows, financial condition and ability to pay dividends. Expand your disclosure to discuss any known trends, demands commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, and indicate the course of action you have taken or propose to take to remedy the known trends or uncertainties. Refer to Item 303(b)(1)(i) of Regulation S-K.

The Company acknowledges the Staff’s comment and undertakes in future filings to enhance its risk factor disclosure, including by making it clear whether there are currently any known trends that would have a material impact on the Company or impede its ability to realize the economic benefits or recover the costs of installing the scrubbers. To illustrate the Company’s intention with respect to such disclosure, we have provided below the relevant portions of the 2021 Form 10-K, revised to include such discussion (with underlined and strikethrough text indicating additions and deletions, respectively):

Fuel cost, or bunker prices, may adversely affect profits.
While we generally do not bear the cost of fuel, or bunkers, for vessels operating on time charters, fuel is a significant factor in negotiating charter rates. As a result, an increase in the price of fuel beyond our expectations may adversely affect our profitability at the time of charter negotiation. Fuel is also a significant, if not the largest, expense in our shipping operations when vessels are under voyage charter. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns. Further, fuel may become much more expensive in the future, which may reduce the profitability and competitiveness of our business versus other forms of transportation, such as truck or rail.

The Company seeks to mitigate the risk associated with changes in the market prices of bunker fuel and their impact on the freight market by entering into FFAs and bunker swap agreements. In addition, as part of our strategy to comply with sulfur emissions regulations, 47 of our vessels have been fitted with scrubbers that allow for the consumption of HSFO as of December 31, 2021. Generally, HSFO is a less expensive type of fuel as compared to IMO compliant fuel. Further, BSI rates are constructed based on a non-scrubber fitted reference vessel and assume the use of higher-cost VLSFO (as less than 10% of the global supramax/ultramax fleet is scrubber fitted). In addition, we are not aware of any events or uncertainties related to or trends in bunker fuel prices or the BSI rate that are likely to result in a material increase or decrease in the Company’s liquidity.

United States Securities and Exchange Commission
November 1, 2022

~~New regulations restricting sulfur emissions became effective January 1, 2020. We installed scrubbers on 37 of our vessels as part of our strategy to comply with the sulfur emissions regulations, and ten of the vessels we acquired from 2019 to 2021 were equipped with scrubbers upon delivery to the Company. As of December 31, 2021, the Company has 47 vessels of the fleet which are scrubber fitted.~~

Beginning January 1, 2020, we transitioned to consuming IMO compliant fuel on our vessels that were not equipped with scrubbers or when our scrubbers could not be used. Generally, VLSFO is more expensive than HSFO. During 2021, the fuel prices have increased and are expected to continue to rise during 2022. As a result, the cost differential between the low sulfur fuel and the high sulfur fuel has widened. The cost differential between the two grades of fuel increased from $72/MT in the fourth quarter of 2020 to $134/MT in the fourth quarter of 2021.

Although the fuel prices recovered during 2021, if the cost differential between the low sulfur fuel and high sulfur fuel stays at a lower than anticipated level, we may not realize the economic benefits or recover the cost of the scrubbers we have installed. The occurrence of any of the foregoing events may have a material adverse effect on our business, results of operations, cash flows, financial condition and ability to pay dividends. However, as of the filing of this annual report on Form 10-K, we are not aware of any events or uncertainties related to or trends in the cost differential between the low sulfur fuel and high sulfur fuel that are likely to result in a material increase or decrease in the Company’s liquidity. In addition, a number of countries have imposed restrictions on the discharge of wash water from open loop scrubbers within their port limits. While there are no restrictions on using open loop scrubbers outside of port limits, and, as of the filing of this annual report on Form 10-K, we are not aware of any events or uncertainties related to such restrictions, ~~any~~ changes in these regulations or more stringent standards globally could impact the use of open loop scrubbers going forward.

In addition to the above enhancements to the Company’s disclosure under its risk factors, the Company undertakes in future filings to include discussion in its MD&A regarding any known trends, demands commitments, events or uncertainties that we determine will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way, and indicate the course of action we would take or propose to take to remedy any such known trends or uncertainties or to disclose that we are not aware of any events or uncertainties that will result in or that are reasonably likely to result in our liquidity increasing or decreasing in any material way.

United States Securities and Exchange Commission
November 1, 2022

If you have any questions with respect to the foregoing, please do not hesitate to call me at (203) 276-8164, Michael J. Mitchell, General Counsel of the Company at (203) 276-8164, Daniel I. Fisher of Akin Gump Strauss Hauer & Feld LLP at (212) 872-7450, Alan J. Feld of Akin Gump Strauss Hauer & Feld LLP at (202) 887-4033 or John P. Clayton of Akin Gump Strauss Hauer & Feld LLP at (214) 969-2701.
Sincerely,
/s/ Frank De Costanzo
Frank De Costanzo
Chief Financial Officer
cc:Michael J. Mitchell, General Counsel
Daniel I. Fisher, Akin Gump Strauss Hauer & Feld LLP
Alan J. Feld, Akin Gump Strauss Hauer & Feld LLP
John P. Clayton, Akin Gump Strauss Hauer & Feld LLP